Exhibit 99.3

Summary English Translation of the Compensation Agreement

Chongqing Wanli New Energy Co., Ltd. (“Wanli”), Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”), and Beijing SouFun Decorative Engineering Co., Ltd. (“SouFun Decorative”) entered into the Profit Compensation Agreement (the “Agreement”) on January 19, 2016.

Each of the parties to the Agreement is referred to herein individually as a “Party” and collectively as the “Parties.”

1、	Net Profits Forecast

(1) The Parties agree that the subjects of the compensation calculation provided in the Agreement are the net profits within the scope of the consolidated financial statements in respect of Beijing SouFun Network Technology Co., Ltd. (“Beijing SouFun Network”), SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”), Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Li Man Wan Jia”), Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Tuo Shi Huan Yu”) and Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Hong An Tu Sheng,” together with Beijing SouFun Network, SouFun Media, Li Man Wan Jia and Tuo Shi Huan Yu, the “Target Companies”), which are proposed to be purchased by Wanli.

(2) During the same year of the Asset Transfer Completion Date (which is the date when all the required approvals and permits for the Restructuring have been obtained and the Injected Assets have been registered under the name of Wanli with the competent administration for industry and commerce) and two fiscal years thereafter, the total amount of net profits attributable to the Parent Company, deducting extraordinary gains and losses, recorded in the projected consolidated financial statements of the Target Companies, shall be no less than the total estimated amount of profits of the corresponding fiscal year in asset evaluation reports. Such total amount of net profits shall be subject to the simulated consolidated financial statements of all Target Companies prepared in accordance with the Accounting Standards for Business Enterprises. Given that the asset evaluation reports of the Target Companies have not yet been issued, the Compensation Obligors (as defined below), in accordance with estimations of the Target Companies calculated through income approach, covenant that the net profits of the Target Companies attributable to the Parent Company in the year of 2016, 2017 and 2018, deducting extraordinary gains and losses, shall be RMB800 million, RMB1,040 million and RMB1,350 million, respectively (the “Amount of Committed Net Profits”). The specific Compensation Term shall be the same year of the Asset Transfer Completion Date and two consecutive fiscal years thereafter. The final Amount of Committed Net Profits shall be confirmed by the Parties by entering into supplemental agreements after the asset evaluation report is finalized.

1

2、	Determination of Profit Compensation

(1) The Parties acknowledge that the Asset Transfer Completion Date means the date when all the required approvals and permits for the Restructuring have been obtained and the Injected Assets have been registered under the name of Wanli with the competent administration for industry and commerce.

(2) The Parties acknowledge that the periodination date of the compensation calculation shall be the December 31 of the third fiscal year after the Asset Transfer Completion Date (the year of the Asset Transfer Completion Date as the first fiscal year), which means, the compensation term is the same year of the Asset Transfer Completion Date and two consecutive fiscal years thereafter (the “Compensation Term”).

(3) If the amount of accumulated actual net profits of Target Companies for any year during the Compensation Term provided in the Agreement is smaller than the amount of accumulated Committed Net Profits as of the end of that year, the Compensation Obligors shall compensate for such shortfall in accordance with the Agreement. If the amount of accumulated actual net profits equals to or is larger than the amount of accumulated Committed Net Profits, the Compensation Obligors (SouFun Network, Fang Tian Xia Network and SouFun Decorative, collectively, the “Fang Subsidiaries” or the “Compensation Obligors”) are not required to make any compensation.

2

(4) Within four months after the end of each fiscal year during the Compensation Term, Wanli shall perform a review on the difference between the amount of actual net profits and the amount of Committed Net Profits of the Target Companies for that year and engage an accounting firm with relevant securities and futures practice qualifications to issue a special review opinion on the matter (the basis of such special review opinion shall be the simulated consolidated financial statements of all Target Companies prepared in accordance with the Accounting Standards for Business Enterprises, the “Special Review Opinion”). The net profits difference shall be the amount of Committed Net Profits minus the amount of actual net profits, which shall be subject to the Special Review Opinion issued by the accounting firm. The foregoing net profits shall be the net profits attributable to the Parent Company deducting extraordinary gains and losses. The Parties acknowledge that during the process of the Restructuring, Wanli intends to conduct supporting financing by private placement. After the foregoing supporting financing is implemented, Wanli intends to provide the Target Companies with all or part of the funds raised after deducting relevant counsel fees, and the Target Companies will use the funds raised on supporting financing investment projects. The Parties agree that, regarding supporting financing projects that cannot be calculated individually, the accountants, while calculating the annual implementation status of the annual committed business performance, shall calculate the capital cost regarding the funds raised used during that year in accordance with the three-year bank loan interest rate during the period, actual amount of the funds used and the occupation term, and take into consideration the impact of interest capitalization; and shall deduct such capital cost while calculating the amount of actual annual net profits; for supporting financing investment projects which can be calculated individually, the earnings of such supporting financing investment projects shall not be included while calculating the annual implementation status of the annual committed business performance.

3、	Profit Compensation Methods

The Parties agree that if the Compensation Obligors are required to compensate the shortfall between the Amount of Committed Net Profits and the amount of actual net profits, the Compensation Obligors shall compensate Wanli the shortfall determined under the Agreement with the shares subscribed by such Compensation Obligors in the Restructuring.

3

The Compensation Obligors shall be jointly and severally liable to compensate Wanli under the Agreement. In the event that the compensation obligation arises, Wanli may ask any or all of the Compensation Obligors to make compensation. If the shares subscribed by any of the Compensation Obligors in the Restructuring are not adequate to assume the compensation liabilities, another Compensation Obligor shall unconditionally assume the compensation liabilities with the shares it subscribed in the Restructuring.

4、	Implementation of Profit Compensation

After the end of each fiscal year during the Compensation Term, if, according to the Special Review Opinion for such fiscal year, the Compensation Obligors shall make profit compensation, Wanli shall hold a board meeting within thirty (30) business days after the Special Review Opinion is issued, reviewing the matter that Wanli repurchase the shares to be transferred for compensation by each of the Compensation Obligors for that year at a total price of RMB1.00 and cancel such shares. Within two months after Wanli’s board of directors reviews and approves the above share repurchase and cancellation plan, Wanli shall hold a shareholders’ meeting to review the above share repurchase and cancellation plan and notify the Compensation Obligors in writing within five (5) business days after relevant shareholders’ meeting resolution is announced. The Compensation Obligors shall, together with Wanli, perform the cancellation process with respect to the shares to be transferred for compensation at Shanghai Branch of China Securities Depository and Clearing Co., Ltd. within five (5) business days after receiving the notice. During the period between the issuance of the Special Review Opinion and the completion of the cancellation of shares to be transferred for compensation, each of the Compensation Obligors shall not be entitled to the voting rights or rights to dividends with respect to the shares to be transferred for compensation.

5、	The Number of Shares to be Transferred for Compensation

(1) Below is the specific formula to calculate the number of shares to be transferred by Compensation Obligors for compensation:

The total number of shares to be transferred for compensation for the current period = the total amount of compensation for the current period ÷ the Issue Price

4

The total amount of compensation for the current period = (the accumulated Amount of Committed Net Profits as of the end of the current period during the Compensation Term- the amount of accumulated realized net profits as of the end of the current period during the Compensation Term) ÷ the sum of the Amount of Committed Net Profits for each year during the Compensation Term× the Total Price of Injected Assets- the total amount of compensation corresponding to shares already compensated by the Compensation Obligors.

The number of shares that each of the Compensation Obligors is obligated to transfer for compensation shall be calculated by multiplying the ratio of (a) the Price of Injected Assets in the Target Companies held by such Compensation Obligor to (b) the Total Price of Injected Assets, with the total number of shares to be transferred for compensation for the current period.

(2) The Issue Price under the Agreement means the issue price of the shares issued by Wanli to Fang Subsidiaries through a private placement during the transaction of asset acquisition by issuance of shares.

(3) If the total number of shares to be transferred for compensation calculated through the above formula for a certain year during the Compensation Term is less than zero (0), such total number of shares shall be deemed as zero (0), namely, the shares already compensated shall not be returned.

6、	Compensation for Impairment at the End of the Period

If the Compensation Term is about to expire, the accounting firm with relevant securities and futures practice qualifications engaged by Wanli shall perform a impairment test on the Target Companies and issue a impairment test report. If the amount of impairment at the end of the period ÷ the Issue Price > the total number of shares already compensated, the Compensation Obligors shall otherwise compensate Wanli for the amount of impairment at the end of the period. The specific process can refer to the above provisions regarding implementation of profit compensation. The formula to calculate the number of shares to be transferred for compensation for impairment at the end of the period by each of the Compensation Obligors is as follows:

The number of shares to be transferred for compensation for impairment at the end of the period = the amount of impairment of the Target Companies at the end of the period ÷ the Issue Price—the total amount of shares already compensated.

5

The aforesaid amount of impairment at the end of the period equals to the transaction price of Injected Assets minus the evaluation value of Injected Assets at the end of the period, deducting the impact of the following events during the Compensation Term related to the Injected Assets, including increase or decrease in registered capital, acceptance of donation and profit distribution.

Each of the Compensation Obligors shall be jointly and severally liable to compensate Wanli the amount of impairment at the end of the period under the Agreement.

7、	Scope of Compensation

The number of shares to be transferred under the compensation obligation by Compensation Obligors shall not exceed the total number of shares subscribed (including shares issued from capital reserve or as dividend). If during the Compensation Term, the number of shares held by Compensation Obligators in Wanli changes due to Wanli’s issue of shares from capital reserve or as dividend, the foregoing number of shares to be transferred for compensation shall be adjusted as follows: the number of shares to be transferred for compensation calculated in accordance with the above formula × (1+the proportion of shares transferred from capital reserve or issued as bonus); the Issue Price shall be adjusted accordingly. If Wanli makes a cash distribution during the Compensation Term, the distributed cash corresponding to the shares to be transferred for compensation shall be returned accordingly.

8、	Liability for Breach

If the Compensation Obligors fail to provide adequate compensation to Wanli in a timely manner in accordance with the Agreement, Wanli shall have the right to require the Compensation Obligors to fulfill their obligations and claim for liabilities for breach of the Agreement.

9、	Effectiveness and Termination

The Agreement shall be effective upon the proper execution by the Parties.

The Agreement shall be effective simultaneously with the Share Subscription and Asset Purchase Agreement. If the Share Subscription and Asset Purchase Agreement is terminated, the Agreement shall be terminated automatically.

6

Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (Seal)

Legal Representative:	/s/ Mo Tianquan

Beijing Fang Tian Xia Network Technology Co., Ltd. (Seal)

Legal Representative:	/s/ Lei Hua

Beijing SouFun Decorative Engineering Co., Ltd. (Seal)

Legal Representative:	/s/ Lei Hua

Chongqing Wanli New Energy Co., Ltd. (Seal)

Legal Representative:	/s/ Liu Xicheng

Signature Pages to the Compensation Agreement